UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number 001-40613

DigiAsia Corp.

(Translation of registrant’s name into English)

One Raffles Place #28-02

Singapore 048616

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This report on Form 6-K, including the exhibits hereto, is being furnished to the Securities and Exchange Commission and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Entry into Definitive Agreements for Proposed Transaction with PayMate India Limited

On May 9, 2026, DigiAsia Corp. (the "Company"), DigiAsia Bios Pte Ltd ("DigiAsia Bios"), a private company limited by shares incorporated under the laws of Singapore and a wholly owned subsidiary of the Company, and PayMate India Limited ("PayMate"), an unlisted public limited company incorporated in India, entered into definitive transaction agreements consisting of a Share Purchase Agreement (the "SPA"), a Coordination Deed (the "Coordination Deed"), and a Letter Agreement (the "Letter Agreement," and together with the SPA and the Coordination Deed, the "Transaction Documents") in connection with a proposed multi-step transaction (the "Proposed Transaction"). The consummation of the Proposed Transaction remains subject to the satisfaction or waiver of conditions precedent, including funding, regulatory approvals, consents, final closing mechanics, and shareholder approval by the Company. No assurance can be given that the Proposed Transaction will close on the currently contemplated terms, ownership structure, or timeline.

Share Purchase Agreement

Pursuant to the SPA, and subject to the satisfaction or waiver of applicable conditions precedent, the Company has agreed to sell 100% of the issued and outstanding share capital of DigiAsia Bios to Brainstorm Consulting Private Limited, a private company organized under the laws of India and a subsidiary of PayMate (the "Purchaser"), in exchange for equity consideration, structured in two sequential closings.

At the first closing, (i) the Company will sell and transfer to the Purchaser 100% of the issued and outstanding share capital of DigiAsia Bios, and (ii) the Purchaser will issue to the Company 248,000 equity shares, representing approximately 99.60% of the Purchaser's share capital on a fully diluted basis, as consideration for such sale. At the second closing, (i) the Company will sell and transfer all of its shares in the Purchaser to PayMate, and (ii) PayMate will issue to the Company 116,944,300 equity shares, representing approximately 49% of PayMate's share capital on a fully diluted basis, as consideration for such sale. The first closing is subject to the satisfaction or waiver of customary conditions precedent by each party, including the receipt of necessary regulatory approvals, consents, and funding. The first closing is required to occur within 60 Business Days of the execution date of the SPA (the "First Long Stop Date"). The second closing is required to occur on the next business day following the first closing, or such other date as the parties may mutually agree, but in no event later than 30 Business Days after the first closing date.

If the Proposed Transaction is consummated, the current commercial framework contemplates that (a) PayMate would own 100% of the issued and outstanding share capital of the Purchaser, (b) the Purchaser would own 100% of the issued and outstanding share capital of DigiAsia Bios, and (c) the Company would hold approximately 49% of Paymate, in each case subject to final documentation, approvals, and closing.

The Company is also seeking to obtain approval from its shareholders of the Proposed Transaction prior to the second closing, which approval is not legally required but being acquired in the interest of the shareholders. The SPA contains customary representations, warranties, covenants, and indemnification obligations for a transaction of this nature.

The consummation of the Proposed Transaction remains subject to the satisfaction or waiver of conditions precedent, including applicable funding-related conditions, regulatory approvals, consents, final closing mechanics, and voluntary shareholder approval adopted by the Board as part of the transaction process.

Coordination Deed

Concurrently with the execution of the SPA, the parties entered into the Coordination Deed, which establishes a framework governing the interrelationship, interpretation, and enforcement of the Transaction Documents. The Coordination Deed confirms that the first closing and the second closing are interdependent and integrated components of a single, unified transaction, and provides that the Transaction Documents shall be interpreted jointly and consistently to give effect to the parties' intended deal structure. The Coordination Deed further provides that the SPA shall be null and void and of no force or effect unless the Letter Agreement and the Coordination Deed are duly executed and delivered concurrently with or immediately following the execution of the SPA.

Letter Agreement

Concurrently with the execution of the SPA, the parties entered into the Letter Agreement, which supplements the SPA. Under the Letter Agreement, subject to sufficient cash being available with PayMate, PayMate or its subsidiaries shall invest into DigiAsia Bios at such time after the second closing and in such form and manner as may be mutually agreed between the parties. The proceeds of such investment are required to be used for strengthening the balance sheet of the Singapore-Indonesia business, meeting regulatory capital requirements, general working capital for local operations, paying existing debt obligations, and meeting applicable local regulatory and compliance obligations.

Forward Looking Statements

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements regarding the Company’s operations, financial performance, strategic review, potential sale or merger, and the anticipated benefits of going private. Forward-looking statements are based on current expectations, beliefs, and assumptions and are subject to risks and uncertainties that may cause actual results to differ materially from those expressed or implied. Important factors that could cause actual results to differ include, but are not limited to, government and stock exchange regulations, competition, political, economic, and social conditions, and other risks described in the Company’s filings with the SEC. The Company undertakes no obligation to update any forward-looking statements, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DigiAsia Corp. (Registrant)

Date: May 15, 2026	By:	/s/ Prashant Gokarn
	Name:	Prashant Gokarn
	Title:	Co-Chief Executive Officer